

February 2, 2011

Via U.S. Mail and Facsimile to 469-519-0281

Jason Burgess
Chief Executive Officer
Yellow7, Inc.
Hardwicke Lane
Little Elm, TX 75068

> **Re: Yellow7, Inc.**
> **Registration Statement on Form S-1, as amended by**
> **Amendment No. 3**
> **Filed January 26, 2011**
> **File No. 333-170578**

Dear Mr. Burgess:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please explain why you have filed as Exhibit 99.1 a subscription agreement for investors to purchase shares from the company at $0.50 per shares. Unless the company is selling shares in the offering, please remove this exhibit. Confirm in your response letter that the company will not be offering shares in conjunction with the offering by selling shareholders.

2. Please explain why, in the Exhibit 5.1 legality opinion, the penultimate paragraph of the opinion suggests that the shares being offered by the selling shareholders have not been issued yet.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Wani Iris Manly, Esq.
        W. Manly, P.A.
        10 SW South River Drive, Suite 1712
        Miami, Florida 33130